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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                               (Amendment No. 12)

                         ------------------------------

                               DEXTER CORPORATION
                                (Name of Issuer)

COMMON STOCK, $1.00 PAR VALUE PER SHARE                    252165105
    (Title of class of securities)                       (CUSIP number)

                            RICHARD A. WEINBERG, ESQ.
                        C/O ISP MANAGEMENT COMPANY, INC.
                                 1361 ALPS ROAD
                             WAYNE, NEW JERSEY 07470
                                 (973) 628-4000
            (Name, address and telephone number of person authorized
                     to receive notices and communications)

                                 WITH A COPY TO:

                             STEPHEN E. JACOBS, ESQ.
                           WEIL, GOTSHAL & MANGES LLP
                                767 FIFTH AVENUE
                          NEW YORK, NEW YORK 10153-0119
                                 (212) 310-8000

                                   MAY 8, 2000
             (Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act. (However, see the Notes.)

                         (Continued on following pages)

                               (Page 1 of 6 Pages)



NY2:\910395\01\J$GR01!.DOC\54104.0016

-----------------------------------------------------------              --------------------------------------------------------
CUSIP No. 252165105                                             13D                                           Page 2 of 6 Pages
-----------------------------------------------------------              --------------------------------------------------------

----------------------    -------------------------------------------------------------------------------------------------------
          1               NAME OF REPORTING PERSON                                ISP OPCO HOLDINGS INC.
                          S.S. OR I.R.S. IDENTIFICATION NO.
                          OF ABOVE PERSON
----------------------    ------------------------------------------------------------------------------------ ------------------
          2               CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                    (a) [ ]
                                                                                                               (b) [X]
----------------------    ------------------------------------------------------------------------------------ ------------------
          3               SEC USE ONLY
----------------------    ------------------------------------------------------------------------------------ ------------------
          4               SOURCE OF FUNDS:                                                  OO
----------------------    ------------------------------------------------------------------------------------ ------------------
          5               CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
                          REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):                                                     [ ]
----------------------    ------------------------------------------------------------------------------------ ------------------
          6               CITIZENSHIP OR PLACE OF ORGANIZATION:                                              Delaware
----------------------    ------------------------------------------------------------------------ ------------------------------

      NUMBER OF                   7               SOLE VOTING POWER:                                                  0
        SHARES
                          -------------------     ------------------------------------------------ ------------------------------
     BENEFICIALLY                 8               SHARED VOTING POWER:                                        2,299,200
       OWNED BY
                          -------------------     ------------------------------------------------ ------------------------------
         EACH                     9               SOLE DISPOSITIVE POWER:                                             0
      REPORTING
                          -------------------     ------------------------------------------------ ------------------------------
     PERSON WITH                  10              SHARED DISPOSITIVE POWER:                                   2,299,200

----------------------    ------------------------------------------------------------------------ ------------------------------
         11               AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:
                                                                                                              2,299,200
----------------------    ------------------------------------------------------------------------ ------------------------------

         12               CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                        [ ]

----------------------    ------------------------------------------------------------------------ ------------------------------

         13               PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                           9.97%
----------------------    ------------------------------------------------------------------------ ------------------------------
         14               TYPE OF REPORTING PERSON:                               CO
----------------------    ------------------------------------------------------------------------ ------------------------------


-----------------------------------------------------------              --------------------------------------------------------
CUSIP No. 252165105                                             13D                                           Page 3 of 6 Pages
-----------------------------------------------------------              --------------------------------------------------------

----------------------    -------------------------------------------------------------------------------------------------------
          1               NAME OF REPORTING PERSON                                ISP INVESTMENTS INC.
                          S.S. OR I.R.S. IDENTIFICATION NO.
                          OF ABOVE PERSON
----------------------    ------------------------------------------------------------------------------------ ------------------
          2               CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                    (a) [ ]
                                                                                                               (b) [X]
----------------------    ------------------------------------------------------------------------------------ ------------------
          3               SEC USE ONLY
----------------------    ------------------------------------------------------------------------------------ ------------------
          4               SOURCE OF FUNDS:                                                  WC, OO
----------------------    ------------------------------------------------------------------------------------ ------------------
          5               CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
                          REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):                                                     [ ]
----------------------    ------------------------------------------------------------------------------------ ------------------
          6               CITIZENSHIP OR PLACE OF ORGANIZATION:                                              Delaware
----------------------    ------------------------------------------------------------------------ ------------------------------
      NUMBER OF                   7               SOLE VOTING POWER:                                          2,299,200
        SHARES
                          -------------------     ------------------------------------------------ ------------------------------
     BENEFICIALLY                 8               SHARED VOTING POWER:                                                0
       OWNED BY
                          -------------------     ------------------------------------------------ ------------------------------
         EACH                     9               SOLE DISPOSITIVE POWER:                                     2,299,200
      REPORTING
                          -------------------     ------------------------------------------------ ------------------------------
     PERSON WITH                  10              SHARED DISPOSITIVE POWER:                                           0

----------------------    ------------------------------------------------------------------------ ------------------------------
         11               AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:
                                                                                                              2,299,200
----------------------    ------------------------------------------------------------------------ ------------------------------

         12               CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                        [ ]

----------------------    ------------------------------------------------------------------------ ------------------------------

         13               PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                           9.97%
----------------------    ------------------------------------------------------------------------ ------------------------------
         14               TYPE OF REPORTING PERSON:                               CO
----------------------    ------------------------------------------------------------------------ ------------------------------


-----------------------------------------------------------              --------------------------------------------------------
CUSIP No. 252165105                                             13D                                           Page 4 of 6 Pages
-----------------------------------------------------------              --------------------------------------------------------

----------------------    -------------------------------------------------------------------------------------------------------
          1               NAME OF REPORTING PERSON                                INTERNATIONAL SPECIALTY
                          S.S. OR I.R.S. IDENTIFICATION NO.                       PRODUCTS INC.
                          OF ABOVE PERSON
----------------------    ------------------------------------------------------------------------------------ ------------------
          2               CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                    (a) [ ]
                                                                                                               (b) [X]
----------------------    ------------------------------------------------------------------------------------ ------------------
          3               SEC USE ONLY
----------------------    ------------------------------------------------------------------------------------ ------------------
          4               SOURCE OF FUNDS:                                                  OO
----------------------    ------------------------------------------------------------------------------------ ------------------
          5               CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
                          REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):                                                     [ ]
----------------------    ------------------------------------------------------------------------------------ ------------------
          6               CITIZENSHIP OR PLACE OF ORGANIZATION:                                                Delaware
----------------------    ------------------------------------------------------------------------ ------------------------------
      NUMBER OF                   7               SOLE VOTING POWER:                                                  0
        SHARES
                          -------------------     ------------------------------------------------ ------------------------------
     BENEFICIALLY                 8               SHARED VOTING POWER:                                        2,299,200
       OWNED BY
                          -------------------     ------------------------------------------------ ------------------------------
         EACH                     9               SOLE DISPOSITIVE POWER:                                             0
      REPORTING
                          -------------------     ------------------------------------------------ ------------------------------
     PERSON WITH                  10              SHARED DISPOSITIVE POWER:                                   2,299,200

----------------------    ------------------------------------------------------------------------ ------------------------------
         11               AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:
                                                                                                              2,299,200
----------------------    ------------------------------------------------------------------------ ------------------------------

         12               CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                        [ ]

----------------------    ------------------------------------------------------------------------ ------------------------------

         13               PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                           9.97%
----------------------    ------------------------------------------------------------------------ ------------------------------
         14               TYPE OF REPORTING PERSON:                               CO
----------------------    ------------------------------------------------------------------------ ------------------------------

                     This Amendment No. 12 ("Amendment No. 12") amends the Statement on Schedule 13D (the "Schedule 13D") filed on April 22, 1999, as amended by Amendment No. 1 filed on August 11, 1999, Amendment No. 2 filed on September 8, 1999, Amendment No. 3 filed on September 27, 1999, Amendment No. 4 filed on December 14, 1999, Amendment No. 5 filed on December 16, 1999, Amendment No. 6 filed on January 27, 2000, Amendment No. 7 filed on February 11, 2000, Amendment No. 8 filed on February 24, 2000, Amendment No. 9 filed on March 23, 2000, Amendment No. 10 filed on April 24, 2000, and Amendment No. 11 filed on May 2, 2000, by and on behalf of ISP Opco Holdings Inc. ("ISP Opco"), ISP Investments Inc. ("ISP Investments") and International Specialty Products Inc. ("ISP" and together with ISP Investments and ISP Opco, the "Reporting Persons") with respect to their ownership of common stock, par value $1.00 per share (the "Common Stock"), of Dexter Corporation (the "Company"). Capitalized terms used herein and not defined herein have the meanings ascribed thereto in the Schedule 13D, as amended.

ITEM 4.              PURPOSE OF THE TRANSACTION

                     On April 2, 2000, the Company announced that it had postponed its 2000 annual meeting of shareholders, previously scheduled for April 27, 2000, until June 30, 2000. To date, the Company has refused to set a new record date for the newly scheduled 2000 annual meeting, notwithstanding a request by ISP to do so and as required by Connecticut law and the Company's Bylaws. The Company has also refused to commit to hold the 2000 annual meeting on June 30, 2000, therefore leaving open the possibility of another postponement.

                     In light of the foregoing, on May 8, 2000, ISP asked the United States District Court for the District of Connecticut to schedule a hearing on a motion for a preliminary injunction (1) to require that the Company set a new record date for the June 30, 2000 annual meeting and (2) enjoining the Company from postponing further its 2000 annual meeting of shareholders. ISP also sought leave to file an amended complaint. The amended complaint adds claims that any further postponement of the June 30, 2000 annual meeting would violate the Company's Certificate of Incorporation, the Connecticut Business Corporation Act, and the fiduciary duties owed by the Company's directors to the Company's shareholders.



             [The remainder of this page intentionally left blank.]

                                   SIGNATURES

                     After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this Statement is true, complete and correct.


Dated:   May 9, 2000

                                         ISP OPCO HOLDINGS INC.
                                         ISP INVESTMENTS INC.
                                         INTERNATIONAL SPECIALTY PRODUCTS INC.

                                         By: /s/ Susan B. Yoss
                                             -----------------------------------
                                             Susan B. Yoss
                                             Senior Vice President and Treasurer
















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